Exhibit 99.150
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders (the “Meeting”) of Blue Pearl Mining Ltd. (the “Corporation”) will be held at The National Club, Howland Room, 303 Bay Street, Toronto, Ontario, on Thursday, May 11, 2006 at 4:00 p.m. (Toronto time), for the following purposes:
1.	To receive and consider the annual report of management to the shareholders and the audited consolidated financial statements of the Corporation for the year ended December 31, 2005 and the report of the auditors thereon;

2.	To elect directors of the Corporation for the ensuing year;

3.	To appoint Wasserman Ramsay, Chartered Accountants, as auditors of the Corporation for the ensuing year and to authorize the directors to fix their remuneration;

4.	To transact such other business as may properly come before the Meeting or any adjournment thereof.
This notice is accompanied by a management information circular, a form of proxy, a supplemental mailing list return card and the Corporation’s 2005 Annual Report. Shareholders who are unable to attend the Meeting are requested to complete, date, sign and return the enclosed form of proxy so that as large a representation as possible may be had at the Meeting.
The board of directors of the Corporation has fixed the close of business on March 28, 2006 as the record date, being the date for the determination of the registered holders of Common Shares entitled to receive notice of the Meeting and any adjournment thereof. The board of directors of the Corporation has fixed 4:00 p.m. (Toronto time) on May 9, 2006 or 48 hours (excluding Saturdays and holidays) before the Meeting or any adjournments thereof, as the time before which proxies, to be used or acted upon at the Meeting or any adjournments thereof, shall be deposited with the Corporation’s transfer agent.
DATED at Toronto, Ontario this 21st day of March, 2006.

By Order of the Board of Directors

Lorna D. MacGillivray
Corporate Secretary and General Counsel